Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the Year Ended December 31,
	2004	2003	2002		2001		2000
Earnings:
Income (loss) before provision for income taxes(1)	$1,826	$569	$(481)		$(464)		$(1,786)
Add: Fixed Charges
Interest expense (gross)	5,731	4,447	5,436		9,923		6,823
Interest factor in rents	161	159	167		187		104
Total fixed charges from continuing operations	5,892	4,606	5,603		10,110		6,927
Subtract: Minority interests(2)	642	—	—		—		—
Earnings before fixed charges and provision for income taxes	$7,076	$5,175	$5,122		$9,646		$5,141
Ratio of earnings to fixed charges	1.20	1.12	0.91	(3)	0.95	(4)	0.74	(5)

(1)      Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations, extraordinary item and cumulative effect of change in accounting principle.

(2)      Related to the Company’s consolidation of certain private equity funds.

(3)      The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)      The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.

(5)      The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.8 billion for the year ended December 31, 2000.